Exhibit 21.1

List of Subsidiaries of Nevro Corp.

Subsidiary	Jurisdiction of Incorporation or Organization

Nevro Medical Sarl	Switzerland
Nevro Medical Limited	United Kingdom
Nevro Medical Pty Ltd.	Australia
Nevro Germany GmbH	Germany